«ТУБӘН КАМА НЕФТЕХИМ»
АЧЫК АКЦИОНЕРЛЫК ҖӘМГЫЯТЕ
423574,Түбән Кама шәһәре
Татарстан Республикасы



«НИЖНЕКАМСКНЕФТЕХИМ»
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
423574,г. Нижнекамск
Республика Татарстан

Телетайп: «МАЯК» 724614, 724620; те[illegible] факс: (8555) 37-93-09, (095) 255-38-21
ОКПО 0[illegible] [illegible].nknh.ru



05006928

№ 35-4-2/367 «18» March 2005г.

SUPPL

Securities and Exchange Commission
Division of corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: "Nizhnekamskneftekhim" Inc.
Exemption No.: 82-4791

Dear Sir or Madam:

In connection with "Nizhnekamskneftekhim" Inc.'s exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii) enclosed please find.

Announcement
of
"Nizhnekamskneftekhim" Inc. Stockholders' Meeting

Hereby "Nizhnekamskneftekhim" Inc. announces of Shareholders Annual Meeting of Stockholders to be held on April 22, 2005.

Agenda:

1. Approval of Annual Report and Annual Balance Sheet including lost and profit report and distribution of earnings report according to the results of FY 2004.
2. Approval of the amount of shares dividend of Nizhnekamskneftekhim Inc. for the year of 2004.
3. Election of Members of Nizhnekamskneftekhim Inc. Board of Directors.
4. Election of Members of Nizhnekamskneftekhim Inc. Auditing Committee.
5. Approval of Outside Auditor.
6. Approval of changes and amendments to the Charter of Nizhnekamskneftekhim Inc.
7. Approval of Expense Budget of the Board of Directors of Nizhnekamskneftekhim Inc. for the year of 2005.
8. Taking a decision regarding participation of Nizhnekamskneftekhim Inc. in Association of Industrial District of Nizhnekamsk.

dlw 3/31

The Meeting will take place on April 22, 2005 at the address: the city of Nizhnekamsk, building A-12 of "Nizhnekamskneftekhim" Inc. office block, assembly hall.

The meeting will be opened at 10:00 a.m.; registration of shareholders - participants begins at 8:00 a.m.

Shareholders, who are registered in the Register of "Nizhnekamskneftekhim" Inc. as on March 5, 2005, are entitled to participate in the Meeting.

Participants may become familiar with printed materials of the Meeting in the Property Department or in the Department of Public Relations and State Authorities of "Nizhnekamskneftekhim" Inc. Phones: (8555) 37-56-04, 37-70-11, 37-72-58; fax: (8555) 37-98-63.

Board of Directors of "Nizhnekamskneftekhim" Inc.

Sincerely,

R.M. Akhmetov
Deputy General Director for Economics

